SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2015

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS

Exhibit Number		Page

1.1	Announcement in Relation to Appointment of Director, dated September 10, 2015	A-1

2.1	List of Directors and their Role and Function, dated September 10, 2015	B-1

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: September 14, 2015	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

3

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

ANNOUNCEMENT

APPOINTMENT OF DIRECTOR

Reference is made to the announcement dated 24 August 2015 of China Mobile Limited (the “Company”) where the Company announced, among others, the resignation of Mr. Xi Guohua as an Executive Director and the Chairman of the Company with effect from 24 August 2015.

The Board of Directors (the “Board”) of the Company is pleased to announce that, as proposed by the Nomination Committee of the Company and after review and approval by the Board, Mr. Shang Bing has been appointed as an Executive Director and the Chairman of the Company with effect from 10 September 2015.

Mr. Shang Bing, age 59, is currently the Chairman and the Secretary of the CPC Committee of China Mobile Communications Corporation and the Chairman of China Mobile Communication Company Limited. Mr. Shang formerly served as a Director of Industrial Technology Development Centre in Liaoning Province, a General Manager of Economic and Technological Development Company in Liaoning Province, a General Manager of China United Telecommunications Corporation Liaoning Branch, a Director, Vice President and President of China United Telecommunications Corporation, an Executive Director and President of China United Telecommunications Corporation Limited and China Unicom Limited, the Secretary of the CPC Committee and Vice President of China Telecommunications Corporation, an Executive Director, President and Chief Operating Officer of China Telecom Corporation Limited and the Vice Minister of the Ministry of Industry and Information Technology of the People’s Republic of China, etc. Mr. Shang graduated from Shenyang Chemical Industry Institution with a bachelor’s degree in 1982. He received a master’s degree in business administration from the State University of New York in 2002 and a doctor’s degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Shang is a senior economist, has long-term experience in the operations and management in basic telecommunications enterprises, with extensive experience in enterprise management and telecommunications industry. Mr. Shang has not held any other directorships in any listed public companies in the last three years.

A-1

The Company and Mr. Shang Bing have not entered into any service contract which provides for a specified length of service. Mr. Shang will be subject to retirement by rotation and re- election at annual general meetings of the Company every three years. The remuneration and director’s fee of Mr. Shang as an Executive Director and the Chairman of the Company will be determined by the Board with reference to his duties, responsibilities and experience, prevailing market conditions and any applicable regulatory requirements and is subject to all applicable approval(s).

The Board firmly believes that, with Mr. Shang as its Chairman, the Company will further reinforce its development based on its existing solid foundation. The Company takes this opportunity to welcome him as a member of the Board.

Save as disclosed herein, Mr. Shang Bing does not have any relationship with any directors, senior management, substantial shareholder or controlling shareholder of the Company. He does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter relating to the appointment of Mr. Shang Bing that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board China Mobile Limited Wong Wai Lan, Grace Company Secretary

Hong Kong, 10 September 2015

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Xue Taohai, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

A-2

Exhibit 2.1

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

List of Directors and their Role and Function

The members of the board of Directors (“Board”) of China Mobile Limited are set out below:–

Executive Directors

Mr. SHANG Bing

(Executive Director & Chairman)

Mr. LI Yue

(Executive Director & Chief Executive Officer)

Mr. XUE Taohai

(Executive Director, Vice President & Chief Financial Officer)

Mr. SHA Yuejia

(Executive Director & Vice President)

Mr. LIU Aili

(Executive Director & Vice President)

Independent Non-Executive Directors

Dr. LO Ka Shui

Mr. Frank WONG Kwong Shing

Dr. Moses CHENG Mo Chi

Mr. Paul CHOW Man Yiu

There are three Board committees. The compositions of the Board committees are set out below:–

Audit Committee

Mr. Frank WONG Kwong Shing (Chairman)

Dr. Moses CHENG Mo Chi

Mr. Paul CHOW Man Yiu

Remuneration Committee

Dr. LO Ka Shui (Chairman)

Mr. Frank WONG Kwong Shing

Dr. Moses CHENG Mo Chi

Nomination Committee

Dr. LO Ka Shui (Chairman)

Mr. Frank WONG Kwong Shing

Dr. Moses CHENG Mo Chi

Hong Kong, 10 September 2015

B-1